Exhibit 99.2

Rio Tinto plc

2 Eastbourne Terrace

London W2 6LG

United Kingdom

T +44 (0) 20 7781 2000

F +44 (0) 20 7781 1800

Media release

Rio Tinto publishes details of its US$10.2 billion global tax payments in 2011

19 March 2012

Rio Tinto has published its latest ‘Taxes paid report’ which details the US$10.2 billion of taxes the company paid globally in 2011, which is almost 40 per cent higher than in 2010. The voluntary report also breaks down the details of all individual payments over US$1 million made to governments in 34 countries where the Group operates.

Guy Elliott, chief financial officer, Rio Tinto said, “We have chosen to disclose these details voluntarily because we believe this level of transparency helps us to retain our licence to operate, promotes government accountability and plays a role in combating corruption.

“This report demonstrates that effective disclosures can be made by businesses on a voluntary basis, in a similar fashion to what has been achieved in the area of sustainable development reporting, and that there is no need for additional legislation

“We continue to believe that the Extractive Industries Transparency Initiative (EITI) remains the best way to promote transparency and accountability. However, given that both the European Union and the United States are currently looking to introduce new legislation in this area, we believe governments should work together to adopt a global approach that establishes consistent and proportionate disclosure requirements”.

Notes to editors

The ‘Taxes paid in 2011’ report is available at:

http://www.riotinto.com/ourapproach/taxespaidin2011.asp

Corporate income tax accounts for 63 per cent of the US$10.2 billion tax payments in 2011. Government royalties and employer payroll taxes account for 22 per cent and 5 per cent respectively. The other 10 per cent includes tax collected on behalf of employees less tax refunded on supplies, property taxes and a range of other payments.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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Bruce Tobin
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Bryan Tucker	Jason Combes
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High resolution photographs and media pack available at: www.riotinto.com/media